EXHIBIT A

As of August 24, 2022

Fund	Classes of Shares
Easterly Global Real Estate Fund	Class A, Class C, Class I, Class R6
Easterly Hedged Equity Fund	Class A, Class C, Class I, Class R6
Easterly Total Hedge Portfolio	Class I, Class R6
Easterly Income Opportunities Fund	Class A, Class C, Class I, Class R6
Easterly Snow Small Cap Value Fund	Class A, Class C, Class I, Class R6
Easterly Snow Long/Short Opportunity Fund	Class A, Class C, Class I, Class R6